EXHIBIT 99.1

RedHill Biopharma Announces Planned Management Changes

TEL-AVIV, Israel, Oct. 22, 2015 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) ("RedHill" or the "Company"), an Israeli biopharmaceutical company primarily focused on late clinical-stage, proprietary, orally-administered, small molecule drugs for inflammatory and gastrointestinal diseases, including cancer, today announced that Ori Shilo, a co-founder of RedHill, has informed the Company of his intention to resign from his position as Deputy Chief Executive Officer, Finance and Operations and as a director in order to pursue other opportunities. Mr. Shilo will step down as a director effective November 1, 2015. At the request of the Company, Mr. Shilo has deferred his resignation as Deputy Chief Executive Officer, Finance and Operations until such time as his successor is found and an orderly transition is ensured. RedHill has initiated a search for a full time Chief Financial Officer.

Mr. Shilo said, "I would like to thank Dror, my partner in founding RedHill, and the entire RedHill team for enabling me to be part of the RedHill success story. I appreciate the opportunity that the Board of Directors provided me to serve the Company and its shareholders. After six intensive and rewarding years at RedHill, it is time for me to pursue other ventures and devote more time to my family. I remain firmly committed to assist RedHill as much as needed during the transition period and thereafter, and I am very confident in RedHill's continued success in the years to come."

Dror Ben-Asher, the Company's Chief Executive Officer and Chairman of the Board of Directors said: "Ori, a co-founder and a shareholder of the Company, has made a very significant contribution to RedHill in true entrepreneurial fashion since the founding of the Company six years ago. He has been a driving force of RedHill, including our capital raising and listing on the Tel-Aviv Stock Exchange and on Nasdaq Stock Market. Throughout Ori's time with RedHill, he was well respected for his business sense and ideas, approachable demeanor, and high level of integrity. We respect Ori's decision to pursue other opportunities, wishing him every success in the next stage of his career, and we thank him for his very important contribution in getting the Company to where it is today and his willingness to continue supporting the Company."

About RedHill Biopharma Ltd.:

RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company primarily focused on the development of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of inflammatory and gastrointestinal diseases, including cancer. RedHill's current pipeline of proprietary products includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection with successful top-line results from a first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease with an ongoing first Phase III study; (iii) BEKINDA™ (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study in the U.S. for acute gastroenteritis and gastritis and a European marketing application for chemotherapy and radiotherapy-induced nausea and vomiting submitted in December 2014; (iv) RHB-106 - an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) YELIVA™ (ABC294640) - an orally-administered first-in-class SK2 selective inhibitor targeting multiple oncology, inflammatory and gastrointestinal indications with a Phase I/II study initiated for refractory/relapsed diffuse large B-cell lymphoma (DLBCL); (vi) MESUPRON® - a Phase II-stage first-in-class uPA inhibitor, administered by oral capsule, targeting gastrointestinal and other solid tumors; (vii) RP101 - currently subject to an option-to-acquire by RedHill, RP101 is a Phase II-stage first-in-class Hsp27 inhibitor, administered by oral tablet, targeting pancreatic and other gastrointestinal cancers; (viii) RIZAPORT™ (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines with a U.S. NDA currently under discussion with the FDA and a European marketing application submitted in October 2014; and (ix) RHB-101 - a once-daily oral pill formulation of the cardio drug carvedilol.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (x) estimates of the Company's expenses, future revenues capital requirements and the Company's needs for additional financing (xi) competitive companies and technologies within the Company's industry; and (xii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 26, 2015. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

CONTACT: Company contact:
         Adi Frish
         Senior VP Business Development &
         Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com

         IR contact (U.S.):
         Marcy Nanus
         Senior Vice President
         The Trout Group
         +1-646-378-2927
         Mnanus@troutgroup.com